EXHIBIT 99.27

EXECUTION VERSION

LOAN AGREEMENT

THIS AGREEMENT made as of the 21st day of January, 2019.

B E T W E E N:

FLOW CAPITAL CORP.,

a corporation incorporated under the laws of the Province of British Columbia

(hereinafter called the “Lender”)

- and -

UNIVERSAL mCLOUD CORP.,

a corporation incorporated under the laws of the Province of British Columbia

(hereinafter called the “Borrower”)

WHEREAS the Lender, as successor in interest to Grenville Strategic Royalty Corp. (“Grenville”), is party to that certain Amended and Restated Royalty Purchase Agreement, dated as of October 27, 2016 (such agreement, as may be amended from time to time, the “Agnity Royalty Purchase Agreement”), by and between (i) Grenville and (ii) Agnity Global, Inc. (“Agnity”), Agnity Communications, Inc., Agnity Healthcare, Inc., and Spinacom, Inc. (former Agnity, Inc.), pursuant to which the Lender acquired the right to receive Royalty Payments (as defined in the Agnity Royalty Purchase Agreement);

AND WHEREAS upon and subject to the terms and conditions contained in an asset purchase agreement dated as of the date hereof (the “Purchase Agreement”) between the Lender and the Borrower, the Lender desires to sell, convey, transfer, assign and grant to the Borrower, and the Borrower desires to purchase and accept from the Lender, all of the Lender’s right, title and interest in, to and under the Agnity Royalty Purchase Agreement, and certain other related contracts made and entered into in connection with the Agnity Royalty Purchase Agreement, as set forth in the Purchase Agreement (collectively, the “Assigned Contracts”);

AND WHEREAS the purchase price for the Assigned Contracts consists in part of a secured loan (the “Loan”) in the amount of US$2,000,000 upon the terms and conditions set out in this Agreement;

NOW THEREFORE in consideration of the mutual covenants, agreements and representations hereinafter set forth and other good and valuable consideration, the parties agree as follows:

ARTICLE 1
LOAN

1.1	Loan. Subject to the terms herein set forth and in reliance upon the representations, warranties and covenants of the Borrower contained herein, the Lender agrees to make available to the Borrower the Loan by way of a single advance on the date hereof; provided that all of the conditions precedent set out in Section 3.1 shall be satisfied or waived in the Lender’s sole discretion.

1.2	Interest. The balance outstanding on the Loan from time to time, shall bear interest (“Interest”) from and after the date of advance at a rate equal to twenty-five percent (25%) per annum, which amount equals $41,667 per month (each, a “Monthly Interest Payment”). The Borrower shall pay each Monthly Interest Payment to the Lender on the last business day of each month. In all circumstances, Interest at the applicable rate shall be calculated on the last day of each month both before and after default and judgment, until paid by the Borrower to the Lender.

1.3	Rate and Disclosure Calculation Consent. The Borrower agrees and affirms that, if and to the extent that Section 4 of the Interest Act (Canada) (or any other provision of such statute or any other statute relating to disclosure of interest or its calculation under applicable law) applies to the determination or calculation of any annualized interest rate or other annualized rate expressed in this Agreement or in any of the Security, in each case, such annualized interest rate or other annualized rate is (i) readily determinable based on the methodology for calculation of annualized rates set out in Section 1.2 and this Section 1.3 and (ii) commercially reasonable. The execution of this Agreement by the Borrower conclusively evidences its unconditional and irrevocable acceptance of the foregoing, of the applicable annualized interest rate and of each other annualized rate provided for in, and as calculated under or pursuant to, this Agreement and the Security.

The Borrower further covenants and agrees not to contest, repudiate or otherwise deny, by means of any proceeding, action, claim, demand, defence or otherwise, its acceptance of the applicable annualized interest rate or any other applicable annualized rate hereunder or in any of the Security or to assert that any such applicable annualized interest rate or other applicable annualized rate is not commercially reasonable and acceptable to it, or that any of the same is not readily determinable and appropriately disclosed to it in accordance with the requirements of the Interest Act (Canada) and otherwise pursuant to applicable law. The Borrower also agrees that the provisions of this Section 1.3 are fully compliant with all subsisting requirements for disclosure of annualized interest or other annualized rates under the Interest Act (Canada) and otherwise under applicable law.

1.4	Amount of Indebtedness. The Borrower acknowledges that the Lender shall maintain a record of any and all advances made by the Lender to the Borrower and any Interest, fees, payments or other amounts owing or received under this Agreement or the Security (as defined below) and that, except for manifest error, the indebtedness and liability of the Borrower to the Lender outstanding from time to time, shall be conclusively determined by reference to such record; provided, however, that the failure of the Lender to record any amount in such record shall not affect the obligation of the Borrower to pay or repay such indebtedness and liability in accordance with the terms of this Agreement.

1.5	Security. The Borrower agrees to provide, or cause to be provided, the security listed below (the “Security”) as continuing security for the payment of the amounts outstanding from time to time on the Loan, accrued and unpaid Interest, the payment of any fees contemplated hereunder and the payment and performance of all other present and future, direct and indirect, indebtedness and obligations of the Borrower to the Lender, specifically including the obligations of the Borrower arising under or in respect of this Agreement and the Security:

(a)	a first ranking general security agreement in favour of the Lender executed by the Borrower;

(b)	a full recourse guarantee of all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower to the Lender under, pursuant or relating to this Agreement and the Security, executed by each of the following Subsidiaries of the Borrower:

(i)	mCloud Technologies (Canada) Inc. (“mCloud Technologies”);

(ii)	NGRAIN (Canada) Corporation (“NGRAIN Canada”);

(iii)	NGRAIN (US) Corporation (“NGRAIN US”);

(iv)	Universal mCloud USA Corp. (“mCloud US”); and

(v)	Field Diagnostic Services, Inc. (“Field Diagnostic”),

(collectively, the “Guarantors”, together with the Borrower and any future Subsidiaries that grant security in favour of the Lender pursuant o the terms hereof, the “Obligors”);

(c)	a first ranking general security agreement in favour of the Lender executed by mCloud Technologies;

(d)	a first ranking general security agreement in favour of the Lender executed by NGRAIN Canada;

(e)	a security agreement executed by each of NGRAIN US, mCloud US and Field Diagnostic; and

(f)	such other and further security documentation which the Lender may reasonably require from time to time.

1.6	Definition of Subsidiary. “Subsidiary” means, with respect to any person, any corporation, company or other similar business entity of which more than fifty per cent (50%) of the outstanding shares or other equity interests (in the case of persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time shares of any other class or classes of the shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such person, by such person and one or more other Subsidiaries of such person, or by one or more other Subsidiaries of such person

1.7	No Prejudice. Nothing contained herein or in any security at any time held by the Lender, nor any act or omission of the Lender with respect to any such security shall in any way prejudice or affect the rights, remedies or powers of the Lender with respect to any other security at any time held by the Lender, or with respect to the Security.

ARTICLE 2
REPAYMENT

2.1	Repayment. Any and all amounts outstanding from time to time under the Loan, together with all accrued and unpaid Interest, shall be due and payable on demand by the Lender. Without prejudice to the right of the Lender to make demand under this facility at any time, it is the intention of the parties hereto that the term of this loan shall be one year following the date of this Agreement, and that all amounts owing under this loan facility shall be repaid in full by the date that is one year from the date shown on this Agreement (the “Termination Date”).

2.2	Optional Prepayment. The Borrower may, at any time or from time to time and without penalty or bonus, prepay all of the Loan, provided that it:

(a)	provides the Lender three (3) days’ prior written notice;

(b)	repays the principal amount of the Loan and all accrued and unpaid Interest and any fees contemplated hereunder (the “Loan Repayment Amount”) in cash; and

(c)	at the election of the Lender, either (i) makes a cash payment to the Lender in an amount equal to C$525,000 (the “Repayment Cash Consideration”) or (ii) subject to receipt of all required approvals (including the approval of the TSX Venture Exchange (the “TSXV”), issues and delivers to the Lender, for no additional consideration, 1,500,000 common shares in the capital of the Borrower (the “Repayment Consideration Shares”, and together with the Loan Repayment Amount and the Repayment Cash Consideration, as applicable, the “Total Repayment Consideration”). For greater certainty, the Repayment Consideration Shares may, if applicable, be either in certificated or uncertificated form registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and held by, or on behalf of, CDS, as depositary for the Lender, if the Lender is a participant of CDS.

2.3	Mandatory Prepayment. The Borrower shall immediately pay the Lender the Total Repayment Consideration upon the earliest of the following to occur:

(a)	the Borrower or any of its Subsidiaries acquires all of the outstanding voting securities, or all or substantially all of the assets, of Agnity;

(b)	the Borrower or any of its Subsidiaries is able to consolidate Agnity’s financial statements in accordance with the applicable policies of the TSXV; and

(c)	the Termination Date.

2.4	Application of Repayments. All payments received by the Lender under this Agreement shall be applied:

(a)	first, to the payment of fees and expenses, if any, payable by the Obligors under this Agreement and/or the Security;

(b)	second, to the payment of all accrued and unpaid Interest; and

(c)	third, to the payment of the principal amount of the Loan.

2.5	Taxes and Withholding. The Borrower hereby acknowledges and agrees that the amounts owing to the Lender on account of any repayment or prepayment of the Loan, any fees contemplated hereunder and all accrued and unpaid Interest thereon may be subject to withholding or other taxes. Except as otherwise required by law, each payment by the Borrower hereunder shall be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any nature whatsoever. If, at any time, any applicable law, regulation or international agreement requires the Borrower to make any such deduction or withholding from any such payment, the sum due from the Borrower with respect to such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives a net sum equal to the sum which it would have received had no deduction or withholding been required.

ARTICLE 3
CONDITIONS PRECEDENT

3.1	Conditions Precedent. The Lender shall have no obligation to advance any amounts to the Borrower under the Loan unless and until the Lender shall have received or be satisfied with the following, in its sole discretion:

(a)	the Lender shall have completed its business, legal and financial due diligence review of each of the Obligors and its business and operation and shall have received all requested financial statements and reports;

(b)	the representations and warranties set forth in this Agreement and the Security shall be true and accurate in all material respects on and as of the date hereof;

(c)	(i) a current certificate of status in respect of the Borrower and each Guarantor;

(ii) certified copies of the constating documents and the resolution authorizing the Loan and the Security and transactions hereunder and thereunder of the Borrower and each Guarantor; and (iii) an officer’s certificate as to the incumbency of its officers signing this Agreement and the Security in respect of the Borrower and each Guarantor;

(d)	the Security and that, subject to the permitted encumbrances listed in Schedule A hereto, such Security grants to the Lender a first priority lien to the collateral described therein;

(e)	any and all third-party approvals, consents, waivers and/or authorizations as may be required; and

(f)	such other and further documents and security as the Lender may require.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Borrower. The Borrower hereby represents and warrants to the Lender with respect to itself and each of the Guarantors as follows:

(a)	it has the legal capacity and competence to enter into and be bound by this Agreement and to take, perform or execute all proceedings, acts and instruments necessary or advisable to consummate the transactions contemplated herein and to fulfill his obligations hereunder;

(b)	this Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of the Borrower enforceable against it by the Lender in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)	the outstanding shares and securities of the Borrower are validly issued as fully paid and non-assessable;

(d)	there are no actions, suits or proceedings pending or, to its knowledge, threatened, at law or in equity or before any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator or mediator of any kind, which involve a reasonable possibility of any material adverse change in its financial condition and, to the best of its knowledge, it is not in default with respect to any judgment, order, writ, injunction, decree, rule or regulation of any court, arbitrator or mediator or federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(e)	all information, data and reports (financial or otherwise) furnished by it or on its behalf to induce the Lender to enter into this Agreement were true, accurate and complete in all material respects at the time that they were furnished to the Lender and continue to be true in all material respects as of the date hereof;

(f)	none of the representations and warranties made herein and no document furnished by it or on its behalf to the Lender in connection with the transactions contemplated herein contain any untrue statement of a material fact or omit to state any material fact necessary to make any such statement or representation not misleading; and

(g)	it: (i) is not bankrupt and has never committed an act of bankruptcy; (ii) is not insolvent; (iii) has not proposed a compromise or arrangement in the nature contemplated by section 4 of the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36; (iv) has had no petition for a bankruptcy order filed against it; (v) has not taken any proceeding and no proceeding has been taken to have a receiver appointed over any of its assets; and (vi) has not had an encumbrancer take possession of any of its property or had any execution or distress become enforceable or levied against any of its property.

ARTICLE 5
COVENANTS

5.1	Affirmative Covenants. For so long as the Borrower shall have any obligations to the Lender hereunder or under the Security or are otherwise obligated to the Lender, the Borrower hereby covenants and agrees to these matters set forth in this section 5.1:

(a)	Payment of Obligations. The Borrower shall duly and punctually pay to the Lender all amounts payable by them hereunder as and when the same shall become due and in the manner referred to herein and will duly observe and perform all of the terms, provisions and covenants contained in this Agreement and will strictly comply with every covenant and undertaking heretofore or hereafter given by the Borrower to the Lender. The Borrower shall pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of its material indebtedness, obligations and liabilities of whatever nature;

(b)	Payment of Taxes, etc. The Borrower shall and shall cause each Guarantor to pay and discharge, before the same shall become delinquent, all taxes, assessments and governmental charges or levies imposed upon it or upon its subsidiaries, income or profit and any and all governmental claims imposed upon it unless the Borrower , as applicable, or Guarantor, in good faith, disputes the payment or amount of such tax, assessment or government charge or levy and the Borrower or Guarantor, as applicable, takes prompt and diligent steps to contest same and adequate reserves have been made in the books of the Borrower or Guarantor, as applicable; for greater certainty, the Borrower covenants and agrees with the Lender that it shall not permit arrears in respect of any of the above to continue to accrue;

(c)	Insurance. The Borrower shall and shall cause each Guarantor to maintain insurance coverage showing the Lender as loss payee in the event of loss, as its interest may appear;

(d)	Preservation of Property. The Borrower shall and shall cause each Guarantor to maintain its property and assets in good repair, reasonable wear and tear excepted, and defend same against all claims so as to preserve the Security in favour of the Lender;

(e)	Preservation of Corporate Existence. The Borrower shall and shall cause each Guarantor to preserve and keep in full force and effect its corporate existence and the corporate existence of each of its subsidiaries;

(f)	Access to Records. The Borrower shall and shall cause each Guarantor to permit the authorized agents of the Lender to inspect, from time to time, its properties, plant, books and records during normal business hours upon reasonable notice so as not to interfere with business operations of the Borrower or the Guarantors;

(g)	Notice of Litigation. The Borrower shall give to the Lender written notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Borrower pending against or affecting any Obligor or the business of any Obligor before any court or before any governmental department, commission or agency, or any arbitrator, in Canada or elsewhere, which (i) could involve a claim for money damages exceeding Fifty Thousand Dollars ($50,000.00) (excluding any such portion of such claim, payment of which would be covered by any insurance policy then in effect); or, (ii) could result in any material changes in the business operations of any Obligor, or the operation, prospects or assets or in the condition, financial or otherwise, of any Obligor; and

(h)	Reimbursement of Expenses. The Borrower agrees to pay on demand, or cause to be paid, all reasonable expenses incurred by the Lender in connection with the protection and enforcement of the Security. In the event that any such expenses are not paid on demand, such unpaid amount(s) shall bear interest in accordance with Section 1.2 of this Agreement.

5.2	Negative Covenants. For so long as the Borrower shall have any obligation to the Lender hereunder or the Borrower is indebted or liable to the Lender in respect of amounts secured by any loan document or is otherwise obligated to the Lender, the Borrower shall not, and shall not permit any Guarantor to, without the prior written consent of the Lender (such consent not to be unreasonably withheld):

(a)	liquidate, reorganize, consolidate, merge or amalgamate with any other person except a wholly-owned subsidiary or sell, lease, transfer or otherwise dispose of, all or substantially all of its property or assets, whether now owned or hereafter acquired;

(b)	amend its constating documents, unless the amendment would reasonably be expected to prejudice the Lender’s rights or remedies under this Agreement or the Security;

(c)	change its fiscal year end;

(d)	breach any applicable laws, or, fail to rectify such breach within twenty (20) days after having received written notice thereof from any regulatory authority or, from the Lender;

(e)	except with respect to permitted encumbrances listed on Schedule A hereto, create, issue, incur or suffer to exist any mortgage, pledge, charge, lien or other encumbrance on all or any part of its undertaking, property or assets;

(f)	enter into any new borrowing with any creditor after the date of this Agreement; or

(g)	create a new Subsidiary, unless such Subsidiary promptly upon becoming a Subsidiary of the Borrower or a Guarantor provides a guarantee and security, substantially in the form of the Security, to the Lender’s satisfaction.

5.3	Post-Closing Covenants. The Borrower shall within thirty (30) days of the date hereof:

(a)	cause the discharge of Personal Property Security Act (British Columbia) filing base registration no. 140932H registered against NGRAIN (Canada) Corporation and immediately after such discharge shall deliver evidence of such discharge to the Lender; and

(b)	deliver to the Lender current certificates of insurance, evidencing that the Borrower and each Guarantor is carrying insurance listing the Lender as first loss payee, in form and substance satisfactory to the Lender.

ARTICLE 6
DEFAULT

6.1	For the purpose of this ARTICLE 6, “Change of Control” means any transaction or event (including, without limitation, an issuance, sale or exchange of shares of stock or other equity interests, a merger or consolidation, or a dissolution or liquidation) occurring on or after the date hereof (whether or not approved by the board of directors of the Borrower), as a direct or indirect result of which the current owners of the Borrower fail to beneficially and directly own shares of the Borrower representing greater than 50% of the economic and voting interests of all shares of stock then outstanding of the Borrower or ceases to control the board of directors of the Borrower.

6.2	Events of Default. The Borrower shall be in default under this Agreement upon the occurrence of any one of the following events (each, an “Event of Default”):

(a)	the Borrower fails to make any payment of principal, interest or other amounts provided under this Agreement or the Purchase Agreement (including, for greater certainty, the Post-Closing Cash Consideration (as defined in the Purchase Agreement) and any Monthly Interest Payment) within two business days of any such payment becoming due; or

(b)	any Obligor defaults in the performance of any of the other terms or covenants of this Loan Agreement or the Security, which breach has not been remedied within 15 business days; or

(c)	the insolvency or bankruptcy of any Obligor or upon any Obligor committing or threatening to commit an act relating to any of the foregoing, or the commencement by or against any Obligor of any proceeding under any bankruptcy, insolvency or similar law for the relief or otherwise affecting creditors of any Obligor, upon the application for the appointment of a receiver or receiver manager of any part of the property of any Obligor, or upon the issue of any writ of execution, warrant, attachment, sequestration, levy, third party demand or garnishment or similar process against any Obligor; or

(d)	except as permitted under the terms of this Agreement, if the Security shall not be or shall cease to be a valid and enforceable security interest against the property, assets and undertaking of each of the Obligors as against third parties (and the same is not forthwith effectively rectified or replaced by such Obligor upon becoming aware of the same); or

(e)	the Lender, in good faith, believes and has commercially reasonable grounds to believe, that the prospect of payment of any amounts owing hereunder is or is about to be placed in jeopardy; or

(f)	a Change of Control occurs.

6.3	Upon the occurrence of any Event of Default, at the option of the Lender, the entire unpaid balance of the Loan together with all accrued and unpaid Interest and together with all fees contemplated hereunder (the “Loan Indebtedness”) shall become immediately due and payable. Notwithstanding the preceding sentence, upon the occurrence of an Event of Default specified in Section 6.2(c), the Loan Indebtedness shall automatically become due and payable without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Borrower.

6.4	Upon the occurrence of an Event of Default specified in Section 6.2(a) (each, a “Payment Default”), where such Payment Default is not cured to the satisfaction of the Lender, acting reasonably, for a period of 180 consecutive days, then upon the expiration of such 180 day period, the Lender will have the immediate and continuing right to nominate one director to the board of directors of the Borrower; provided, in each case, that such right will terminate at such time as the applicable Payment Default has been cured to the satisfaction of the Lender, acting reasonably, and there has not been another Payment Default by the Borrower within the 180 day period following the date on which the original Payment Default was so cured.

6.5	The Borrower acknowledges and agrees that any exercise by the Lender of its rights under Section 6.3 and Section 6.4 shall not modify, terminate or amend the Lender’ rights and/or remedies which are available to it at law, in equity, or otherwise and without limiting the foregoing, any rights or remedies which are available to the Lender under this Agreement or the Security.

ARTICLE 7
GENERAL PROVISIONS

7.1	Currency. Except as otherwise expressly stated, all dollar amounts expressed herein are expressed as being of lawful money of the United States of America and any amounts payable hereunder shall be paid in lawful money of the United States of America.

7.2	Notices. All payments, notices, requests, demands or other communications required or permitted to be given by one party to the other hereunder must be in writing and given in accordance with Section 6.8 of the Purchase Agreement.

7.3	Further Assurances. The Borrower covenants and agrees that, from time to time subsequent to the date hereof, it will, and will cause each Guarantor to, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

7.4	Entire Agreement. This Agreement and the Security and contain the entire understanding of the parties hereto with respect to the matters herein contained. There are no representations, warranties, promises, covenants or undertakings, other than those expressly stated herein and therein.

7.5	No Waiver. The waiver by the Lender of a breach or default by an Obligor shall not be deemed to constitute a waiver of any preceding or subsequent breach or default of the same or any other provision of this Agreement.

7.6	No Modification. No waiver or modification of any of the terms of this Agreement shall be valid unless the same is reduced to writing and signed by the parties hereto.

7.7	Maximum Rate of Return. Notwithstanding any provision to the contrary contained herein, in no event shall the aggregate “interest” (as defined in section 347 of the Criminal Code, Revised Statutes of Canada, 1985, c.46 as the same may be amended, replaced or re- enacted from time to time) payable hereunder exceed the effective annual rate of interest on the “credit advanced” (as defined in that section) hereunder lawfully permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and such amount or rate of interest shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt of the Lender of “interest” at a “criminal rate”. For purposes hereof, the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term of the loan on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender will be conclusive for the purposes of such determination. If it is not determinable which particular payment or collection is contrary to the provisions of the section of the Criminal Code referred to above, the Lender will, in consultation with the Borrower, determine the payments or collections to be refunded.

7.8	Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, unless a court determines otherwise.

7.9	Headings. The headings contained in this Agreement are for convenience or reference only and do not form any part hereof and in no manner modify, interpret, or construe the Agreement between the parties hereto.

7.10	Enurement and Assignment. This Agreement shall enure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned in whole or in part by the Borrower without the prior written consent of the Lender, but may be assigned in whole or in part by the Lender upon written notice to the Borrower.

7.11	Governing Law. This Agreement shall be governed, construed, and enforced exclusively in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereto hereby irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

7.12	Counterparts. This Agreement may be executed in counterparts, whether by original or facsimile, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

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IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date set out above.

FLOW CAPITAL CORP.

Per:	"Donnacha Rahill"
Name: Donnacha Rahill
Title: Chief Financial Officer

I/We have the authority to bind the corporation

UNIVERSAL mCLOUD CORP.

Per:	"Russel McMeekin"
Name: Russel McMeekin
Title: Chief Executive Officer

I/We have the authority to bind the corporation

SCHEDULE A
PERMITTED ENCUMBRANCES

None.